UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-39918

Perpetua Resources Corp.

(Translation of registrant's name into English)

405 S. 8th Street, Ste 201

Boise, Idaho 83702

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F ☑☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this Report on Form 6-K is hereby incorporated by reference as an exhibit to the Registration Statement on Form F-10 of Perpetua Resources Corp. (File No. 333-254517).

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description

99.1	Underwriting Agreement, dated August 12, 2021
99.2	News Release, dated August 13, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERPETUA RESOURCES CORP.

Date: August 13, 2021
	By:	/s/ Jessica Largent
	Name:	Jessica Largent
	Title:	Vice President, Investor Relations and Finance

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